UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2019

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

4501 Magnolia Cove Drive Suite 106
Houston, TX 77345
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 24, 2019, Orion Engineered Carbons S.A. (the “Company“ or “Orion”) announced that it transferred 11,939 shares from the Company´s treasury shares to the account of Mr. Corning Painter as part of his CEO compensation package. The CEO compensation package was approved by the Compensation Committee and the Board of Directors of Orion.
As announced on July 2, 2019, the Company becomes a U.S. Domestic Filer from 2020 onwards. Future changes in shareholdings of the Company’s senior executives and members of the Board of Directors will be reported in accordance with the respective domestic filer rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Lorin Crenshaw
	Name:	Lorin Crenshaw
	Title:	Chief Financial Officer
  Date: December 24, 2019